FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights – Three months ended June 30, 2011

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 5, 2011	By:	/s/ Shinji Iwai
Name: Shinji Iwai
Title: Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights – Three months ended June 30, 2011

Nomura reported net revenue of 330.4 billion yen, income before income taxes of 34.4 billion yen, and net income attributable to NHI shareholders of 17.8 billion yen for the three months ended June 30, 2011. Basic and Diluted-net income attributable to NHI shareholders per share was 4.93 yen and 4.90 yen respectively. Annualized return on shareholders’ equity1 was 3.4%.

i.)	Financial position

As of June 30, 2011, Nomura’s total capital ratio2 was 19.8% and its Tier 1 capital ratio2 was 16.2%. Nomura had total assets of 39.7 trillion yen, an increase of 3.0 trillion yen compared to March 31, 2011, reflecting primarily an increase in Trading assets, Office buildings, land, equipment and facilities, Securities borrowed, and etc. Total liabilities as of June 30, 2011 were 37.3 trillion yen, an increase of 2.7 trillion yen compared to March 31, 2011, mainly due to an increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of June 30, 2011 was 2.4 trillion yen, an increase of 323.5 billion yen compared to March 31, 2011. Leverage ratio as of June 30, 2011 was 18.9 times and adjusted leverage ratio3 was 11.6 times.

[1]	Annualized return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity multiplied by four.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2011.

Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating these ratios in accordance with the guideline applicable to financial conglomerates. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.

[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the three months increased by 16.8% from the same period in the prior fiscal year to 296.0 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of June 30, 2011, total NHI shareholders’ equity was 2.1 trillion yen, which represented an increase of 18.9 billion yen compared to March 31, 2011.

Level 3 assets (net)4 were approximately 0.8 trillion yen as of June 30, 2011.

iv.)	Value at Risk

Value at risk5 as of June 30, 2011 was 6.0 billion yen, which represents a 4.8% decrease compared to March 31, 2011.

v.)	Cash Dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
		(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	—	Unconfirmed
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts. Fiscal year 2012 Q2 and Q4 dividend amounts are not presented for the reasons stated above. Nomura plans to forgo dividend distribution for Q3 of fiscal year 2012.

vi.)	Number of employees

As of June 30, 2011, Nomura had 35,630 employees globally (Japan: 22,359, Europe: 4,436, Americas: 2,383, Asia (excluding Japan) and Oceania: 6,452).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2011.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

vii.)	Others

(1)	Changes in Significant Subsidiaries during the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen.

(2)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted.

Three months ended June 30, 2011 - Business Highlights

Net revenue was 330.4 billion yen, an increase of 27.1% from the same period of the prior fiscal year. Non-interest expenses were 296.0 billion yen, an increase of 16.8% compared to the same period of the prior fiscal year. Income before income taxes was 34.4 billion yen, an increase of 431.0% compared to the same period of the prior fiscal year.

•

Net revenue in Retail was 94.2 billion yen, a decrease of 15.1% from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

•

Net revenue in Asset Management was 18.8 billion yen, an increase of 19.5% compared to the same period of the prior fiscal year. Assets under management as of June 30, 2011 were 25.3 trillion yen, an increase of 0.6 trillion yen from 24.7 trillion yen as of March 31, 2011.

•

Net revenue in Wholesale was 141.2 billion yen, an increase of 30.0% compared to the same period of the prior fiscal year. The primary factor for the increase in net revenue was an increase in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 16.2% as of June 30, 2011.

[6]	This ratio represents a preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2011.

Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating this ratio in accordance with the guideline applicable to financial conglomerates. Tier 1 capital ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for the three months ended June 30, 2011 was 94.2 billion yen, a 15.1% decrease from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1.4% to 72.2 billion yen. As a result, income before income taxes decreased by 41.7% to 22.0 billion yen.

Retail client assets as of June 30, 2011 were 70.4 trillion yen, comprised of 35.4 trillion yen in equities, 5.9 trillion yen in foreign currency bonds, 12.8 trillion yen in domestic bonds, 8.5 trillion yen in stock investment trusts, 4.2 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 2.2 trillion yen in other7 assets.

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	94.2	111.0	(15.1)
Non-interest expenses	72.2	73.2	(1.4)

Income (loss) before income taxes	22.0	37.7	(41.7)

Asset Management

Net revenue increased by 19.5% from the same period of the prior fiscal year to 18.8 billion yen. Non-interest expenses decreased by 3.2% to 11.4 billion yen. As a result, income before income taxes increased by 86.3% to 7.4 billion yen. Assets under management were 25.3 trillion yen as of June 30, 2011, increased by 0.6 trillion yen from March 31, 2011.

In investment advisory business, mandates from pension funds and Asian and Middle East government institutions and Sovereign Wealth Funds (SWFs) increased. In addition, Nomura Asset Management’s share of public investment trust market in Japan as of June 30, 2011 was 21.9%8,9. Market share in Japan for public stock investment trusts was 17%9, while market share for public bond investment trusts was 43%9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	18.8	15.8	19.5
Non-interest expenses	11.4	11.8	(3.2)

Income (loss) before income taxes	7.4	4.0	86.3

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated into Other business in April 2011.
Certain reclassifications of previously reported amounts for Asset Management and Other have been made to conform to the current presentation.

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 30.0% to 141.2 billion yen from the same period of the prior fiscal year. Non-interest expenses increased by 4.2% to 156.1 billion yen. As a result, loss before income taxes was 14.9 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	141.2	108.6	30.0
Non-interest expenses	156.1	149.8	4.2

Income (loss) before income taxes	(14.9)	(41.1)	—

Within Wholesale, Global Markets net revenue increased by 34.9% to 130.1 billion yen from the same period of the prior fiscal year. Non-interest expenses increased by 1.3% to 124.3 billion yen. As a result, income before income tax increased to 5.7 billion yen. In Investment Banking, net revenue decreased by 8.2% to 11.2 billion yen from the same period of the prior fiscal year and non-interest expenses increased by 17.7% to 31.8 billion yen, resulting in loss before income taxes of 20.6 billion yen.

Other Operating Results

Net revenue was 77.4 billion yen. Income before income taxes was 21.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue	77.4	35.1	120.5
Non-interest expenses	56.3	18.6	202.7

Income (loss) before income taxes	21.0	16.5	27.7

Segment Information – Operating Segment

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net revenue

Business segment information:
Retail	94,189	110,959	(15.1)
Asset Management	18,843	15,768	19.5
Wholesale	141,246	108,609	30.0

Sub Total	254,278	235,336	8.0
Other	77,365	35,081	120.5

Net revenue	331,643	270,417	22.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(10,593)	—

Net revenue	330,365	259,824	27.1

Non-interest expenses

Business segment information:
Retail	72,176	73,216	(1.4)
Asset Management	11,397	11,771	(3.2)
Wholesale	156,102	149,755	4.2

Sub Total	239,675	234,742	2.1
Other	56,332	18,612	202.7

Non-interest expenses	296,007	253,354	16.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	296,007	253,354	16.8

Income (loss) before income taxes

Business segment information:
Retail	22,013	37,743	(41.7)
Asset Management	7,446	3,997	86.3
Wholesale	(14,856)	(41,146)	—

Sub Total	14,603	594	—
Other *	21,033	16,469	27.7

Income (loss) before income taxes	35,636	17,063	108.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(10,593)	—

Income (loss) before income taxes	34,358	6,470	431.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”. The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2011 (A)	June 30, 2010 (B)
Net gain (loss) related to economic hedging transactions	(1,505)	5,228	—
Realized gain (loss) on investments in equity securities held for operating purposes	681	250	172.4
Equity in earnings of affiliates	3,475	363	857.3
Corporate items	12,783	(2,486)	—
Others	5,599	13,114	(57.3)

Total	21,033	16,469	27.7

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the three months ended June 30, 2011, in accordance with U.S. GAAP.

Millions of yen

For the three months ended June 30, 2011
Earnings:
Pre-tax income before adjustment for income from equity investees	¥33,358
Add: Fixed charges	96,645
Distributed income of equity investees	2,255

Earnings as defined	¥132,258

Fixed charges	¥96,645
Ratio of earnings to fixed charges [10]	1.4

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2011 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2011.